October 4, 2016

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-6010

Attention: John Reynolds

David Link

Re:                             Golden Minerals Company

Registration Statement on Form S-3

Filed August 23, 2016

File No. 333-213268

Dear Mr. Reynolds:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Golden Minerals Company (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it may become effective at 4:00 p.m. Eastern Standard Time on Thursday, October 6, 2016, or as soon thereafter as practicable.

The Company acknowledges that:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please advise Deborah Friedman or Julie Blaser of Davis Graham & Stubbs LLP at (303) 892-7499 or (303) 892-7230 when the order declaring the Registration Statement effective is signed.

Sincerely,

/s/ Robert P. Vogels

ROBERT P. VOGELS
Senior Vice President and Chief Financial Officer

cc:                                Jonathan Burr

Warren Rehn

Deborah Friedman

Julie Blaser